U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.Name of the Registrant: BORLAND SOFTWARE CORPORATION

2.Name of person relying on exemption: C. ROBERT COATES

3.Address of person relying on exemption: 17820 Windflower Way, Suite 104, Dallas, TX 75252

4.Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [sec. 240.14a-6(g)(1)]

                   C. Robert Coates
___________________________________________________________
Press Release

SOURCE: C. Robert Coates

ROBERT COATES ISSUES STATEMENT SUPPORTING THE PROXY PROPOSAL FOR ANNUAL ELECTION OF BORLAND'S BOARD OF DIRECTORS

DALLAS, TX, April 20, 2005 / PRNewswire / -- Robert Coates, an ex-director and long term shareholder of Borland Software (NASDAQ: BORL), announced today that he considers it vital that shareholders of Borland vote in favor of the proposal on the proxy to elect directors annually.

Mr. Coates stated that "Last year I submitted a stockholder proposal to elect all directors annually. Shareholders approved my proposal by an overwhelming majority, voting 53,095,926 for the proposal; 3,019,483 against; and 2,166,568 abstaining. The stockholders were clear that they wanted annual election of the entire board of directors."

"Borland's board did not recommend a vote for, or against, my proposal in the 2004 proxy statement, but did say: 'The board will abide by the vote of stockholders on the declassification proposal. If stockholders approve the proposal at this year's annual meeting, the board will present for a vote of stockholders at next year's annual meeting an amendment to the Restated Certificate of Incorporation that, if approved, would eliminate the classified board."

According to Robert Coates, "The current proxy proposal will allow some members of the board to remain until 2007. Based on last year's vote, Borland's shareholders wanted the entire board to be up for election in 2006, as my original proxy proposal intended.

However, I believe it is in the best interest of the shareholders to at least ensure that the current proposal passes. The recent performance of Borland's board of directors and management underlines the need for more accountability to the true owners of Borland, the shareholders. A majority of all shares, not just of those voted, is required to adopt the amendment. Therefore, it is of vital importance that all shareholders cast their ballot in favor of this proposal."

Contact: Christy McDonald at cmcdonald@rcoates.com


THE COST OF THIS PRESS RELEASE IS BEING BORNE ENTIRELY BY C. ROBERT COATES. THIS IS NOT A SOLICITATION. PLEASE DO NOT SEND YOUR PROXY CARD TO C. ROBERT COATES. PERMISSION TO QUOTE DOCUMENTS CITED IN THIS LETTER HAS NEITHER BEEN SOUGHT NOR OBTAINED.